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TATES
IANGE COMMISSION
D.C. 20549

ANNUAL AUuITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004
WASH. D.C. 158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003

| MM/DD/YY | MM/DD/YY |

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodruff-Sawyer Retirement Plan Services, Inc.	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) 220 Bush Street, Floor 7	FIRM I.D. NO.

(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mike Sladky   (415) 399-6335

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer

(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, SAn Francisco, CA   94108

| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 25 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY	

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC FILE NUMBER
8- 52976

OATH OR AFFIRMATION

I, __Mike Sladky_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Woodruff-Sawyer Retirement Plan Services, Inc._____, as of __February 27_____, 20 __04__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.

REPORT ON AUDITS OF
FINANCIAL STATEMENTS

for the years ended December 31, 2003 and 2002

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.

CONTENTS

BPM®

BURR, PILGER & MAYER LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Woodruff-Sawyer Retirement Plan Services, Inc.
San Francisco, California

We have audited the accompanying statements of financial condition of Woodruff-Sawyer Retirement Plan Services, Inc., a wholly owned subsidiary of Woodruff-Sawyer & Co. (the Company) as of December 31, 2003 and 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodruff-Sawyer Retirement Plan Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III for the year ended December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California
February 11, 2004

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

MEMBER OF CPA ASSOCIATES INTERNATIONAL, INC.

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS	2003	2002
Cash	$ 137,365	$ 123,786
Accounts receivable	9,473	8,885
Prepaid expenses	-	11,025
Current portion of deferred tax asset	3,000	704
Total assets	$ 149,838	$ 144,400

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Due to parent company	-	$ 106,732
Income taxes payable	$ 56,400	10,033
Total liabilities	56,400	116,765
Stockholder's equity:		
Common stock, no par value, authorized 100,000 shares, issued and outstanding 10,000 in 2003 and 2002	10,000	10,000
Retained earnings	83,438	17,635
Total stockholder's equity	93,438	27,635
Total liabilities and stockholder's equity	$ 149,838	$ 144,400

The accompanying notes are an integral
part of these financial statements.

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
STATEMENTS OF INCOME
for the years ended December 31, 2003 and 2002

	2003	2002
Revenue–commissions	$132,846	$142,821
Total revenue	132,846	142,821
Expenses:		
Insurance expenses	11,025	6,528
Professional fees	9,785	16,400
Miscellaneous expenses	2,162	33,927
Compensation	-	58,800
Travel	-	3,800
Total expenses	22,972	119,455
Income before provision for income taxes	109,874	23,366
Provision for income taxes	44,071	9,329
Net income	$ 65,803	$ 14,037

The accompanying notes are an integral
part of these financial statements.

3

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended December 31, 2003 and 2002

	Common Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount		
Balances, January 1, 2002	10,000	$10,000	$ 3,598	$ 13,598
Net income, 2002	-	-	14,037	14,037
Balances, December 31, 2002	10,000	10,000	17,635	27,635
Net income, 2003	-	-	65,803	65,803
Balances, December 31, 2003	10,000	$10,000	$ 83,438	$ 93,438

The accompanying notes are an integral
part of these financial statements.

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 65,803	$ 14,037
Changes in assets and liabilities:		
Increase in accounts receivable	(588)	(5,622)
Decrease in prepaid expenses	11,025	(11,025)
Increase in deferred tax asset	(2,296)	(704)
Decrease in payables–due to parent company	(106,732)	78,232
Increase in income taxes payable	46,367	10,033
Net cash (used in) provided by operating activities	(52,224)	70,914
Net increase in cash	13,579	84,951
Cash, beginning of year	123,786	38,835
Cash, end of year	$ 137,365	$ 123,786

The accompanying notes are an integral
part of these financial statements.

1.   Summary of Significant Accounting Policies

Nature of Operations

Woodruff-Sawyer Retirement Plan Services, Inc. (the Company) is a wholly owned subsidiary of Woodruff-Sawyer & Co. The Company's products and services are focused on the employer-sponsored defined contribution retirement plan market for companies which are primarily located in Northern California.   The Company provides plan design, compliance guidance, employee communication/ investment education programs, investment consulting, funding alternatives/attribution analysis, and plan sponsor fiduciary due diligence reporting. The target market tends to be in the small to medium-size plans, with plan assets in the range of $1 million to $50 million.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company's cash policy is to deposit all available funds in a noninterest-bearing account.

Allowance for Doubtful Accounts

Bad debts are provided on the allowance method based upon historical experience and management's evaluation of outstanding receivable. At December 31, 2003, the Company' management believes that all outstanding accounts receivable are fully collectible.

Revenue Recognition

The Company's fees are either commission-based or billed directly to the client. Commissions earned are recognized on a trade-date basis.

Income Taxes

The Company joins with the parent company in filing a consolidated U. S. federal income tax return. The portion of the consolidated tax recorded by the Company included in the consolidated tax return generally is equivalent to the liability that would have been incurred on a separate return basis and is settled as the parent company's tax payments are due. Deferred tax assets and liabilities are recognized for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

Continued

2.   **Due to Parent Company**

Dues to Parent company at December 31, 2003 and 2002 include the following components of management fees payable:

	2003	2002
Allocation of officers' compensation	-	$ 58,800
Rent	-	30,000
Accounting and audit fees	-	10,400
Other selling, general, and administrative fees	-	7,532
Total due to parent company	-	$106,732

During 2003 the management agreement with the parent company was amended. The Company was required to pay for regulatory and audit fees and the parent company absorbed all other costs with no dues owed at year end.

3.   **Income Taxes**

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

The provision for income taxes is composed of the following components:

	2003	2004
Current tax expense:		
Federal	$ 36,654	$ 7,963
State	9,713	2,070
	46,367	10,033
Deferred tax benefit–federal	(2,296)	(704)
Provision for income taxes	$ 44,071	$ 9,329

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to state taxes that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes. The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2003, the Company has a current federal deferred tax asset balance of $3,000.

Continued

4.   Concentration of Credit Risk

Cash

Financial instruments that potentially subject the Company to concentrations of credit risk consist of bank balances in excess of the FDIC insured amount of $100,000. The Company has $37,365 as of December 31, 2003 that is not covered by the FDIC.

Revenue and Receivables

The Company had one customer who accounted for approximately 35% of accounts receivable at December 31, 2003 and three customers who accounted for approximately 50% of the commission revenue for the year then ended.

5.   Related Party Transactions–Management Fees

During 2002, under the management agreement, fees for services, rent, and other selling, general and administrative expense were prepaid by the parent company. The total management fees to the parent company recognized in 2002 were $119,433.

During 2003 the management agreement with the parent company was amended. The company was required to pay for regulatory and audit fees and no related party fees were paid to the parent company.

As disclosed in Note 2 to the financial statements, the amounts due to the parent company were -0- and $106,732 at December 31, 2003 and 2002, respectively.

6.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $90,438, which was $85,438 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.62 to 1.

SUPPLEMENTARY INFORMATION

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
December 31, 2003

Computation of net capital:

Total stockholders' equity		$ 93,438
Deductions and/or changes–nonallowable assets		3,000
Net capital		90,438

Computation of basic net capital requirement:

Total aggregate indebtedness	$56,400	
Minimum net capital required (greater of 6-2/3% of total aggregate indebtedness or $5,000)	$ 5,000	
Net capital requirements		5,000
Excess net capital		$ 85,438
Ratio: Aggregate indebtedness to net capital		.62 to 1

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
December 31, 2003

Reconciliation of the Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

Net capital as reported in the Company's Part II (unaudited) FOCUS Report	$127,332
Audit adjustments	(36,894)
Net capital herein	$ 90,438

10

WOODRUFF-SAWYER RETIREMENT PLAN SERVICES, INC.
A Wholly Owned Subsidiary of Woodruff-Sawyer & Co.
STATEMENT REGARDING RULE 15C3-3
December 31, 2002

SCHEDULE II

Determination of the Reserve Requirements

Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 has not been prepared because the exemption under Reg. Section 240.15c3-3(k)(2)(ii) is met.

SCHEDULE III

A Supplemental Report and Information Relating to Possession or Control Requirements

A Supplemental Report pursuant to Rule 17a-5(d)(4) and the Information Relating to Possession or Control Requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k)(2)(iii),

ADDITIONAL REPORT



BPM®

BURR, PILGER & MAYER LLP

Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Woodruff-Sawyer Retirement Plan Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Woodruff-Sawyer Retirement Plan Services, Inc., a wholly owned subsidiary of Woodruff-Sawyer & Co. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

12

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

MEMBER OF CPA ASSOCIATES INTERNATIONAL, INC.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
February 11, 2004